U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMI-ANNUAL PERIOD ENDED: June 30, 2021

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

8731	81-4586116
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Semi-annual Report on Form 1-SA of Biolife4D Corporation., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Biolife4D Offering Circular filed pursuant to Regulation A, or the Offering Circular dated October 4, 2019, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of the Offering Circular and our 1-K filed on April 28, 2021. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular.

BUSINESS

BioLife4D Corporation (the “Company”) was formed as BioGen3D Corporation on November 14, 2016 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. On June 5, 2017, the Company filed a Certificate of Amendment to the Certificate of Incorporation and changed the Company’s name to BioLife4D Corporation.

Results of Operations

Revenue. Total revenue for the period from January 1, 2021 to June 30, 2021 was $0. Total revenue for the corresponding period ending June 30, 2020 was also $0. The Company continues to be in the start-up phase.

Operating Expenses. Operating expenses for the period from January 1, 2021 to June 30, 2021 was $617,158 compared to corresponding period ending June 30, 2020 which were $750,528. Operating expenses for the period were comprised of insurance costs, legal and professional fees (including accounting costs), marketing costs, office supplies, and overall operating expenses such as utilities and travel.

Net Loss. Net loss for the period from January 1, 2021 to June 30, 2021 was ($405,579) which included interest expense of ($24,00), interest income of $69, PPP Loan Forgiveness of $222,400, Research & Development Tax Credits of $17,172, and Depreciation Expense of ($4,062). This compares to a net loss of $793,242 for the period from January 1, 2020 to June 30, 2020.

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Liquidity and Capital Resources

The Company had net cash of $434,898 at June 30, 2021. During the period from January 1, 2021 to June 30, 2021, the Company used $347,988 for operating expenses. Capital needs in 2021 were met from the sale of stock, proceeds from Paycheck Protect Program Loans, the use of credit cards, and from interest. There was interest income of $69 for the same period. For the period between January 1, 2021 to June 30, 2021, we raised an additional $497,328 from investors. The Company also received a $174,872 Paycheck Protection Program Loan.

The Company had net cash of $963,318 at June 30, 2020. During the January 1, 2020 to June 30, 2020 period, the Company used 750,528 for operating expenses. Capital needs were met from the sale of stock, the use of credit cards, and from interest. There was interest income of $4,966 for the same period. The Company used $8,890 to purchase equipment. During the period between January 1, 2020 and June 30, 2020, we raised $141,561 from investors. The Company also received a $222,400 Paycheck Protection Program Loan.

As of June 30, 2021, the Company had $12,383 in accounts payable, $18,420 in credit cards, $21,826 in accrued expenses, $600,000 in shareholder notes, $115,852 in interest payable, and $174,873 in PPP Loans Payable.

As of December 31, 2020, the Company had $2,705 in accounts payable and $2,485 in accrued expenses; $600,000 in shareholder notes, $91,852 in interest payable, and $222,400 in PPP Loans Payable.

Trend Information

Because we are still in the initial phase of research and development, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in this Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue during 2020 or for the period ended June 30, 2021.

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Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

On August 28, 2020, a group of note holders totaling $600,000, filed a lawsuit naming the Company as a defendant alleging breach of contract in Cook County, IL. The file number is 2020L006166.

ITEM 2 OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

FS-1

Biolife4D Corporation

Balance Sheet

As of June 30, 2021 and December 31, 2020

ASSETS
	June 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash & Cash Equivalents	434,898	333,086
Other Current Assets	30,950	10,340
Total Current Assets	465,848	343,426

Non-current Assets
Equipment, net of accumulated depreciation	10,380	14,442
Security Deposit	1,400	1,400

TOTAL ASSETS	477,628	359,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current Liabilities
Accounts Payable	12.383	2,705
Credit Cards	18,420	0
Accrued Expenses	21,826	2,485
Total Current Liabilities	52,629	5,190

Non-current Liabilities
Interest Payable	115,852	91,852
Shareholder Notes	600,000	0
Convertible Notes Payable	0	600,000
PPP Loan	174,873	222,400
TOTAL LIABILITIES	943,354	919,442

SHAREHOLDER EQUITY
Voting Common Stock ($0.00001 par; 11,000,000 shares authorized; 10,200,000 shares and 10,200,000 issued, respectively)	102	102
Non-voting Common Stock ($0.00001 par; 6,000,000 shares authorized; and 499,369 and 423,492 shares issued, respectively)	4	4
Stock subscription receivable	(3,000,000)	(3,002,700)
Additional Paid-in Capital	7,630,517	7,133,193
Retained Deficit	(5,096,349)	(4,690,773)

TOTAL SHAREHOLDER EQUITY	(465,726)	(560,174)
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	477,628	359,268

FS-2

Biolife4D Corporation

Income Statement

For the six-month periods ended June 30, 2021 and June 30, 2020

	January 1 - June 30, 2021	January 1 - June 30, 2020
Revenues, net of Allowances and Returns	0	0
Less: Cost of Revenues	0	0

Total Gross Profit	0	0

Selling, General and Administrative	(540,988)	(653,743)
Advertising and Marketing	(12,740)	(37,372)
Professional Fees	(63,430)	(59,413)

Total Income from Operations	(617,158)	(750,528)

Depreciation	(4,062)	(2,917)
Interest Income	69	4,966
Interest Expense	(24,000)	(44,762)
PPP Loan Forgiveness	222,400	0
Research & Development Tax Credits	17,172	0

Total Income before Taxes	(405,579)	(793,242)

Provision/(Benefit) for Income Taxes	0	0

NET INCOME	(405,579)	(793,242)

FS-3

Biolife4D Corporation

Statement of Changes in Shareholders’ Equity/Deficit

For the six-month periods ended June 30, 2021 and June 30, 2020

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in	Subscription	Accumulated Earnings/
	# of Shares	$ Amount	# of Shares	$ Amount	Capital	Receivable	(Deficit)	Total
Balance at December 31, 2019	10,200,000	$102	423,492	$4	$3,572,130		$(3,173,860)	$398,376
Issuance of Common Stock			44,803	0	141,561			141,561
Shares subscribed but not yet paid-in					0	0		0
2020 Net Loss as of June 30, 2020							(793,242)	(793,242)
Balance at June 30, 2020	10,200,000	$102	468,295	$4	$3,713,691	$0	$(3,967,101)	$(253,305)

Balance at December 31, 2020	10,200,000	$102	499,369	$4	$7,133,190	$(3,002,700)	$(4,690,773)	$(560,175)
Issuance of Common Stock			36,840	0	497,328			497,328
Shares subscribed but not yet paid-in						2,700		2,700
2021 Net Loss as of June 30, 2021							(405,579)	(405,579)
Balance at June 30, 2021	10,200,000	$102	536,209	$4	$7,630,518	$(3,000,000)	$(5,096,352)	$(465,726)

FS-4

Biolife4D Corporation

Statement of Cash Flows

For the six-month periods ended June 30, 2021 and June 30, 2020

	January 1 – June 30, 2021	January 1 – June 30, 2020
CASH FLOWS FROM OPERATIONS
Net Income	(405,579)	(793,242)
Add: Depreciation	4,062	2,917
(Increase) Decrease in Receivable	0	(1,488,000)
(Increase) Decrease in Other Current Assets	(20,611)	(17,479)
Increase (Decrease) in Accounts Payable	12,383	21,482
Increase (Decrease) in Credit Cards	15,715	16,008
Increase (Decrease) in Accrued Expenses	19,342	(15,669)
Increase (Decrease) in Liability for Shares to be Issued	2,700	1,500,000
Increase (Decrease) in Interest Payable	24,000	44,762

TOTAL CASH FLOWS FROM OPERATIONS	(347,988)	(729,221)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Equipment	0	(8,890)

TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0	(8,980)

CASH FLOWS FROM SHAREHOLDERS’ FINANCING ACTIVITIES
Proceeds from Paycheck Protection Program Loan	174,872	222,400
Forgiveness of Paycheck Protection Program Loan	(222,400)	0
Proceeds/(Pay-off) Shareholder Notes	0	0
Net Proceeds from Share Issuance	497,328	141,561

CASH FLOWS FROM SHAREHOLDERS’ FINANCING ACTIVITIES	449,800	363,961

NET CHANGE IN CASH POSITION	101,812	(374,150)

Cash, beginning of year	333,086	1,337,468
Cash, end of year	434,898	963,318

FS-5

ITEM 3. Exhibits

Index to Exhibits

Description	Exhibit	Exhibit
Charters (including amendments)	Item 17.2	1A-2A
Bylaws	Item 17.2	1A-2B
Subscription Agreement	Item 17.4	1A-4
Material Contracts	Item 17.6	1A-6
Additional Material Contract (Share Purchase Agreement)	Item 17.6	1U-6

All Exhibits filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLife4D Corporation

Date: August 20, 2021	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer and Director

Date: August 20, 2021	By:	/s/ James Hechtman
James Hechtman
Chief Financial Officer, Chief Accounting Officer

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